SUB-ITEM 77D:      POLICIES WITH RESPECT TO SECURITY INVESTMENTS


     Effective June 2005, the TFS Market Neutral Fund series of registrant may invest up to 25% of its net assets in other registered investment companies ("RICs"). RICs include, among others, open-end mutual funds, closed-end funds and exchange traded funds, and incur management fees and other operating expenses. A closed-end fund is a fund that has a set number of shares outstanding and trades like a stock on a stock exchange. Exchange traded funds generally consist of portfolios of stocks which closely track the performance and dividend yield of an index, either broad based, sector or international. Exchange traded funds trade like common stocks and can be bought and sold throughout a trading day. The registrant expects at this time that the majority of the Fund's investments in RICs will be in closed-end funds. Closed-end funds trade at either a discount or premium to the underlying net asset value of the securities held by the closed-end fund. The registrant's investment adviser believes that certain inefficiencies exist in the marketplace with the pricing of closed-end funds and that these inefficiencies provide potential investment opportunities for the Fund.